# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yalla Group Limited, CIK 0001794350
CUSIP: 98459U103
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: #226, Building 16, Dubai Internet City, Dubai, United Arab Emirates (C0), 501913
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-010075
Filed by CIK 0001842176

## Reporting persons
- Tao Yang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 67,069,518; shared voting power 0; sole dispositive power 67,069,518; shared dispositive power 0; aggregate amount beneficially owned 67,069,518 (42.1% of the class)
  Comment: (1) Represents (i) 35,640,000 Class A ordinary shares held by YooYoo Limited, (ii) 445,505 Class A ordinary shares held by Allies Partners Limited, (iii) 6,250,000 Class A ordinary shares that Mr. Yang has the right to receive within 60 days after December 31, 2025, and (iv) 24,734,013 Class B ordinary shares held by YooYoo Limited.
  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class.
  (2) The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 128,227,316 Class A ordinary shares and 24,734,013 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2025, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2025.
- Cheerio Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 60,374,013; shared voting power 0; sole dispositive power 60,374,013; shared dispositive power 0; aggregate amount beneficially owned 60,374,013 (39.5% of the class)
  Comment: (1) Represents (i) 35,640,000 Class A ordinary shares held by YooYoo Limited, and (ii) 24,734,013 Class B ordinary shares held by YooYoo Limited.
  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class.
  (2) The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 128,227,316 Class A ordinary shares and 24,734,013 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2025, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2025.
- YooYoo Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 60,374,013; shared voting power 0; sole dispositive power 60,374,013; shared dispositive power 0; aggregate amount beneficially owned 60,374,013 (39.5% of the class)
  Comment: (1) Represents (i) 35,640,000 Class A ordinary shares held by YooYoo Limited, and (ii) 24,734,013 Class B ordinary shares held by YooYoo Limited.
  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class.
  (2) The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 128,227,316 Class A ordinary shares and 24,734,013 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2025, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2025.

## Item 1. Issuer
Name of issuer: Yalla Group Limited
Address of issuer's principal executive offices: #226, Building 16, Dubai Internet City, Dubai, United Arab Emirates

## Item 2. Person Filing
Name of person filing:
(i) Tao Yang;
(ii) Cheerio Investments Limited ("Cheerio Investments"), a limited liability company established in the British Virgin Islands; and
(iii) YooYoo Limited ("YooYoo"), a limited liability company established in the British Virgin Islands.
Address of principal business office or, if none, residence:
(i) The address of the principal business office of Tao Yang is #226, Building 16, Dubai Internet City, Dubai, United Arab Emirates.
(ii) The registered address of Cheerio Investments is Palm Grove House, P.O. Box 438, Road Town, Tortola, VG1110, British VirginIslands.
(iii) The registered address of YooYoo is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
Citizenship:
(i) Tao Yang - People's Republic of China
(ii) Cheerio Investments - British Virgin Islands
(iii) YooYoo - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Percent of class: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Signing Agreement

## Signatures
- Tao Yang: Tao Yang, Authorized Representative (02/10/2026)
- Cheerio Investments Limited: Stephanie Myles and Tracy-Ann Lamont, Authorized Representative (02/10/2026)
- YooYoo Limited: Tao Yang, Authorized Representative (02/10/2026)